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                           June 24, 2024

       Aric Coffman, M.D.
       Chief Executive Officer
       P3 Health Partners Inc.
       2370 Corporate Circle, Suite 300
       Henderson, NV 89074

                                                        Re: P3 Health Partners
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 18, 2024
                                                            File No. 333-280287

       Dear Aric Coffman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Elisabeth Martin, Esq.